

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004309

February 10, 2005

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2005

Re: The Home Depot, Inc.
Incoming letter dated January 12, 2005

Dear Ms. Fisher:

This is in response to your letter dated January 12, 2005 concerning the shareholder proposal submitted to Home Depot by the New York City Employee's Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

354950

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
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Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

January 12, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Stockholder Proposal of the Office of the Comptroller of New York City

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). The Office of the Comptroller of New York City submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that enforcement action will not be recommended against the Company if the Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Office of the Comptroller in accordance with Rule 14a-8(j), informing it of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or about April 11, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission.

It is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(12)(iii) (resubmissions). Under this Rule, if a proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in a company's proxy materials at least three times within the preceding five calendar years, then the company may exclude the proposal from its proxy materials for any meeting held within three calendar years of its last submission to stockholders if the proposal received less than 10% of the vote at that time.

The Proposal requests that the Company commit itself to the implementation of a code of conduct based on the International Labor Organization human rights standards and independent outside monitoring. The Proposal is virtually identical to stockholder proposals included in the Company's 2004, 2003, 2002 and 2001 proxy materials. These previous proposals are reproduced as Exhibits B, C, D and E respectively. Notably, each proposal requests the Company to implement virtually identical human rights standards and independent outside monitoring, with virtually identical "whereas" clauses that serve as the proponents' supporting statements.

Rule 14a-8(i)(12) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. *See e.g.,* Bristol-Myers Squibb Company (Feb. 11, 2004) and ChevronTexaco Corporation (Feb. 3, 2004). In fact, the Staff has indicated that the overall substantive concern raised by the proposal is the essential factor in determining whether or not a proposal may be excluded rather than the specific language or proposed action contained in the proposals. *See* Rel. No. 34-20091 (Aug. 16, 1983). This standard is met in the present case. The Proposal is virtually identical to each of the prior proposals attached as Exhibits B, C, D and E, and each deals with the same substantive issue: implementation of a code of conduct regarding human rights standards and independent outside monitoring.

As reported in the Company's Form 10-Q for the quarter ended May 2, 2004, the stockholder proposal attached as Exhibit B received 128,369,872 votes for and 1,229,032,862 votes withheld at the Company's 2004 annual meeting. The result of the vote as reported in the Form 10-Q is attached as Exhibit F. The votes supporting this proposal constituted approximately 9.5% of votes cast. In determining this percentage, the Company has disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12). *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001). Accordingly, this vote falls short of the 10% required for resubmission of a substantially similar proposal within the subsequent three-year period.

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(12)(iii). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the

Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Mr. Patrick Doherty, Office of the Comptroller of New York City
Frank L. Fernandez, Esq.

Attachments

Exhibit A

(Letter and Stockholder Proposal from the Office of the Comptroller of New York City dated December 1, 2004)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 1, 2004

Mr. Frank L. Fernandez
Secretary
Home Depot, Inc.
2455 Paces Ferry Road, N.W.
Atlanta, GA 30339

Dear Mr. Fernandez:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights. Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

Letters from Citibank and Bank of New York certifying the funds' ownership continually for over a year, of shares of Home Depot common stock are enclosed. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,



Patrick Doherty

Enclosures

PD:ma

Home Depot ilo 04-05

HOME DEPOT, INC.
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Home Depot, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights , by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

Exhibit B

(2004 Proposal)

Stockholder Proposal Regarding Implementation of ILO Global Human Rights Standards
(ITEM 6 ON THE PROXY CARD)

The Connecticut Retirement Plans and Trust Funds, 55 Elm Street, Hartford, Connecticut 06106-1773, the beneficial owner of 1,050,023 shares of the Company's Common stock, together with The Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, 1 Centre Street, New York, New York 10007-2341, the beneficial owner of 7,987,609 shares of the Company's Common Stock, have submitted the following proposal:

WHEREAS, Home Depot Inc. currently has extensive overseas operations, and

WHEREAS, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

WHEREAS, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

WHEREAS, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

WHEREAS, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1) All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111; UN Norms, section B2).
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).
5) There shall be no use of child labor. (110 Convention 138; UN Norms, section D6), and,

WHEREAS, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

THEREFORE, BE IT RESOLVED that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights, standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit C
(2003 Proposal)

Stockholder Proposal Regarding Implementation of ILO Human Rights Standards

(ITEM 7 ON THE PROXY CARD)

The Comptroller of the City of New York, as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund and the New York City Police Pension Fund, 1 Centre Street, New York, New York 10007-2341, the beneficial owner of 7,233,909 shares of the Company's Common Stock, together with the Connecticut Retirement Plans and Trust Funds, 55 Elm Street, Hartford, Connecticut 06106-1773, the beneficial owner of 2,384,145 shares of the Company's Common stock, have submitted the following proposal:

WHEREAS, Home Depot, Inc. has extensive overseas operations, and

WHEREAS, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

WHEREAS, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

WHEREAS, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

WHEREAS, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO) Conventions 87 and 98)

2) Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 138), and,

WHEREAS, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained.

THEREFORE, BE IT RESOLVED that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Exhibit D
(2002 Proposal)

STOCKHOLDER PROPOSAL A
(ITEM 5 ON THE PROXY CARD)

We have been notified that this proposal will be presented for consideration at the meeting:

WHEREAS, Home Depot currently has extensive overseas operations, and

WHEREAS, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

WHEREAS, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

WHEREAS, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

WHEREAS, these standards incorporate the conventions of the United Nations International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and

WHEREAS, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

THEREFORE, be it resolved that shareholders request that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Promptly upon receipt of an oral or written request, we will provide you with the name and address of each proponent and the number of shares of stock held by each proponent.

Exhibit E
(2001 Proposal)

STOCKHOLDER PROPOSAL A
(ITEM 3 ON THE PROXY CARD)

We have been notified that this proposal will be presented for consideration at the meeting:

Whereas, The Home Depot, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring pilot programs with respected local human rights and religious organizations to strengthen compliance with international human rights norms in selected supplier factories, and

Whereas, the Council on Economic Priorities has established a program of independent monitoring known as the SA8000 Social Accountability Standards, and

Whereas, these standards incorporate the conventions of the International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)
4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)
5) There shall be no use of child labor. (ILO Convention 138), and

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the full implementation of the aforementioned human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Promptly upon receipt of an oral or written request, we will provide you with the name and address of each proponent and the number of shares of stock held by each proponent.

Exhibit F

(Shareholder Vote Result as Reported in the Company's Form 10-Q for Quarter Ended May 2, 2004)

PART II. OTHER INFORMATION

Item 2. Changes in Securities

(e)
Issuer
Purchases of Equity Securities

During fiscal 2002, 2003 and 2004, the Company has repurchased shares of its outstanding common stock having a value of approximately $4.5billion pursuant to authorizations to purchase up to $5billion approved by the Board of Directors. The number of shares purchased and average price paid per share in each fiscal month of the first quarter of fiscal 2004 are set forth in the table below:

Period	Total Number of Shares Purchased	Average Price Paid PerShare	Total Number of SharesPurchasedas Part of Publicly Announced Program	ApproximateDollar Value of Shares that May Yet Be Purchased Under the Program
February 2, 2004 - February 29, 2004	6,359,500	$ 35.91	122,003,727	$ 1,182,076,834
March 1, 2004 - March 28, 2004	10,589,700	$ 36.71	132,593,427	$ 793,288,815
March 29, 2004 - May 2, 2004	8,696,750	$ 36.26	141,290,177	$ 477,930,132

Item 4. Submission of Matters to a Vote of Security Holders

At the Company's Annual Meeting of Stockholders held on May27, 2004, the stockholders elected the following nominees to the Board of Directors to serve a one-year term. The votes cast were as follows:

Gregory D. Brenneman		Milledge A. Hart, III	
For:	1,831,208,916	For:	1,869,329,900
Withheld:	140,988,579	Withheld:	102,867,595
Richard H. Brown		Bonnie G. Hill	
For:	1,862,258,447	For:	1,836,464,047
Withheld:	109,939,048	Withheld:	135,733,448
John L. Clendenin		Kenneth G. Langone	
For:	1,865,002,746	For:	1,846,850,114
Withheld:	107,194,749	Withheld:	125,347,381
Berry R. Cox		Robert L. Nardelli	
For:	1,871,238,010	For:	1,862,629,855
Withheld:	100,959,485	Withheld:	109,567,640
Claudio X. Gonzalez		Roger S. Penske	
For:	1,536,152,115	For:	1,869,455,562
Withheld:	436,045,380	Withheld:	102,741,934

The stockholders ratified the appointment of KPMG LLP as Independent Auditors of the Company for fiscal 2004. Votes cast were as follows:

For:	1,911,543,305
Withheld:	43,004,399
Abstention:	17,649,790

The stockholders rejected a stockholder proposal regarding outside director term limits. Votes cast were as follows:

For:	59,113,589
Withheld:	1,439,035,480
Abstention:	26,144,032
Non-votes:	447,904,394

The stockholders approved a stockholder proposal regarding poison pill implementation. Votes cast were as follows:

For:	1,003,374,926
Withheld:	494,045,752
Abstention:	26,872,423
Non-votes:	447,904,394

The stockholders rejected a stockholder proposal regarding performance goals as a prerequisite to vesting of restricted stock and deferred stock units. Votes cast were as follows:

For:	577,091,524
Withheld:	894,438,552
Abstention:	52,763,025
Non-votes:	447,904,394

The stockholders rejected a stockholder proposal regarding implementation of International Labor Organization global human rights standards. Votes cast were as follows:

For:	128,369,872
Withheld:	1,229,032,862
Abstention:	166,890,367
Non-votes:	447,904,394

The stockholders approved a stockholder proposal regarding future severance agreements. Votes cast were as follows:

For:	827,803,777
Withheld:	671,008,473

Abstention:	25,480,852
Non-votes:	447,904,394

The stockholders rejected a stockholder proposal regarding the method of voting for directors. Votes cast were as follows:

For:	174,215,818
Withheld:	1,322,258,182
Abstention:	27,819,101
Non-votes:	447,904,394

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 12, 2005

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights and commit to a program of outside, independent monitoring.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,



Robyn Manos
Special Counsel